Exhibit 99.1

AirMedia Has Regained Compliance with Nasdaq's Minimum Bid Price Requirement

BEIJING, May 7, 2019 /PRNewswire/ -- AirMedia Group Inc. ("AirMedia" or the "Company") (Nasdaq: AMCN), an in-flight solution provider on connectivity, entertainment, and digital multimedia in China, today announced that based on a notice recently received from the Listing Qualifications Department of The Nasdaq Stock Market Inc. ("Nasdaq"), the Company has regained compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules.

On May 8, 2018, the Company received a notification letter from the Nasdaq that the minimum bid price per American depositary share ("ADS"), each representing two ordinary shares of the Company, was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement. To regain compliance with such requirement, the Company executed a ratio change for its American Depositary Receipt ("ADR") program on March 29, 2019. Effective on April 11, 2019, the ratio of the Company’s ADSs to ordinary shares changed from one ADS representing two (2) ordinary shares to one ADS representing ten (10) ordinary shares.

Beginning April 11, 2019, the closing bid price of the Company's ADS has been raised above $1.00 per ADS. Accordingly, the Company has regained compliance with the Nasdaq’s minimum bid price requirement.

About AirMedia Group Inc.

Incorporated in 2007 and headquartered in Beijing, China, AirMedia (Nasdaq: AMCN) provides in-flight solutions to connectivity, entertainment and digital multimedia in China. Collaborating with our partners, AirMedia empowers Chinese airlines with seamlessly immersive Internet connections through a network of satellites and land-based beacons, provides airline travelers with interactive entertainment and a coverage of breaking news, and furnishes corporate clients with advertisements tailored to the perceptions of the travelers. For more information, please visit us at http://ir.ihangmei.com

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company's business strategies and initiatives as well as the Company's business plans; the Company's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; trends and competition in China; general economic and business conditions in China; and other risks detailed in the Company's filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Company Contact:

Yan Liu
Director, Investor Relations
AirMedia Group Inc.
Tel: +86-10-8460-8678
Email: ir@ihangmei.com